ADELT DESIGN, INC.
3217 South Orchard Street
Salt Lake City, UT 84106

July 27, 2011

United States Securities and Exchange Commission
Washington D.C. 20549

RE:	ADELT DESIGN, INC. Amendment No. 2 to Registration Statement on Form S-1 Filed on June 3, 2011 File No. 333-174705

Attention:  Charles Lee of H. Christopher Owings’ office

To Whom It May Concern:

Please find enclosed our changes to ADELT DESIGN, INC.’s Registration Statement filed on June 3, 2011

General

1.We note your response to comment one in our letter dated July 1, 2011. Please provide an affirmative statement in the prospectus that you do not have any current plans, arrangements, commitments or understandings to engage in a merger or acquisition with another company or to change your management.

We acknowledge the Commission’s comment and have specifically disclosed in the filing that we do not see to engage in a merger, acquisition or business combination in the: (1) Preliminary Prospective heading; (2) Prospective Summary heading; and (3) second paragraph of the heading Plan of Operations.

Additionally, Adelt Design, Inc. has no business plan to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

2.  We note your response to comment two in our letter dated July 1, 2011. We note the disclosure described below that imply you have more than one shareholder, officer and director. Please revise.

References to “management team” on page 9. .

References to “founders” on page II-1

We acknowledge the Commission’s comment and have revised the reference to management team and have revised the reference on, or about, page 9 to State:

THE LACK OF PUBLIC COMPANY EXPERIENCE OF THE COMPANY SOLE SHAREHOLDER, OFFICER AND DIRECTOR COULD ADVERSELY IMPACT OUR ABILITY TO COMPLY WITH THE REPORTING REQUIREMENTS OF U.S. SECURITIES LAWS.

The Company’s sole shareholder, officer and director, Mr. Adelt, has no public Company experience, which could impair its ability to comply with legal and regulatory requirements such as those imposed by Sarbanes-Oxley Act of 2002. The Company’s sole shareholder, officer and director, has never had sole responsibility for managing a publicly traded Company. Such responsibilities include complying with federal securities laws and making required disclosures on a timely basis. The Company’s sole shareholder, officer and director, Mr. Adelt, may not be able to implement programs and policies in an effective and timely manner that adequately respond to such increased legal, regulatory compliance and reporting requirements, including the establishing and maintaining internal controls over financial reporting.

Additionally, the Company has revised the reference to founders on, or about, page II-1 to state:

ISSUANCE TO THE COMPANY’S SOLE SHAREHOLDER, OFFICER AND DIRECTOR

On May 31, 2011, the Company issued 18,000,000 founder’s shares at the par value of $0.001 in exchange for proceeds of $18,000.

There are 10,000,000 preferred shares authorized. The Company has issued no preferred shares.

The Company has no stock option plan, warrants or other dilutive securities.

These shares were issued pursuant to Section 4(2) of the Securities Act. The Eighteen Million (18,000,000) shares of common stock are restricted shares as defined in the Securities Act. These issuances were made to Larry Adelt, the founder of the Company, who is a sophisticated individual.  Since our inception, the founders are in a position of access to relevant and material information regarding our operations. The selling security holder is the "underwriter” within the meaning of the Securities Act of 1933, as amended with respect to all other shares being offered hereby.

Risk Factors, page 5

Risks Related to Our Business, page 5

We May Not Be Able to Build Our Brand Awareness, page 8

3.  Please clarify, if correct, that your working capital amount of $2,470 is insufficient to achieve your goal of building brand awareness.

We acknowledge the Commissions comment and have clarified on, or about, page 8 that the Company working capital of $2,470 is insufficient to achieve the Company’s goal of building brand awareness of its product.

WE MAY NOT BE ABLE TO BUILD OUR BRAND AWARENESS.

Development and awareness of our brand Adelt Design, Inc. will depend largely upon our success in creating a customer base and potential referral sources. In order to attract and retain customers and to promote and maintain its brand in response to competitive pressures, management plans to gradually increase the Company’s marketing and advertising budgets. If we are unable to economically promote or maintain our brand, then our business, results of operations and financial condition could be severely harmed. The Company presently has working capital of $2,470. The Company working capital of $2,470 is insufficient to achieve the Company’s goal of building brand awareness of its product.

Description of Business, page 21

Organization Within Last Five Years, page 22

4.  Considering that you are dependent upon obtaining customers to generate revenues, please provide additional detail to explain how you intend to build out your reputation and network in the art industry. In this regard, we note your indication elsewhere that you intend to allocate $35,000 towards marketing materials. However, considering you do not currently have such funds available to you, please tell us how you plan to obtain new customers. Alternatively, please disclose what efforts you have made to date, if any, to obtain the bank loans or private financing you will require to execute your business plan.

We acknowledge the Commission’s comment and have disclosed on, or about, page 22 how the Company plans obtain customers though it has not currently raised to the $75,000 needed to begin its operations and/or marketing efforts.

The Company plans to generate and/or obtain new clients through word of mouth advertising until such time as it raises the $75,000 to begin its marketing program.  In carpet binding art, as in most art forms, word of mouth advertisement is very effective.  Once potential clients see Mr. Adelt’s carpet binding art, the Company is very confident that it will be able to attract and/or obtain new clients.  This is due to the extremely favorable reception, in the Salt Lake City, Utah area, that Mr. Adelt’s carpet binding art has received, and which he has donated to the community.

Description of Securities to be Registered, page 29

Preferred Stock, page 30

5.  We note your response to comment 18 in our letter dated July 1, 2011. Please delete the fifth sentence in this subsection, as it implies that you are authorized to issue blank check preferred stock.

We acknowledge the Commission’s comment and have deleted on, or about, page 30 the fifth sentence in the subheading, Preferred Stock, that the Company is authorized to issue blank check preferred stock.

We are authorized to issue 10,000,000 shares of Class A Preferred Stock, $0.001 par value per share. Class A Preferred Stock’s dividend will be paid out before the Company pays out dividends to the Company’s common stockholders, and Class A Preferred Stock will not have voting rights. Additionally, Class A Preferred Stock shareholders will have priority over common stockholders on earnings and assets in the event of liquidation of the Company. As of the date of this filing, we do not have any Class A Preferred Stock issued and outstanding. Our directors are authorized to determine and alter the rights, preferences, privileges and restrictions granted to and imposed upon any wholly issued series of preferred stock, and to fix the number of shares of any series of preferred stock and the designation of any such series of preferred stock. As of the time of this filing we have no Preferred Stock issued and outstanding.

Financial Statements, page F-1

Statement of Cash Flows, page F-5

6.  We note your response to comment 19 in our letter dated July 1, 2011. The response does not appear to support your presentation, and it appears no revisions were made in response to our comment. As such, we reissue such comment. Referencing ASC 230, please tell us why the related party advance proceeds are classified as cash provided by operating activities. In doing so, please tell us your consideration of classifying the proceeds as cash provided by financing activities pursuant to ASC 230-10-45-14b.

We acknowledge the Commission’s comment and respectfully apologize for not responding to the Commission’s comment.  Currently, the Company is asking its CPA and auditors to answer the Commission’s comment 19 in its letter dated July 1, 2011.  The Company was not able to receive a response before it filed these responses to the Commission’s letter dated the 26th of July, 2011.

Note to Financial Statements, page F-6

Note 2 – Going Concern, page F-8

7.  We note your response to comment 20 in our letter dated July 1, 2011. It appears that no revisions were made in response to our comment. As such, we reissue such comment. Please note that financial statements will be considered false and misleading if those financial statements are prepared on the assumption of a going concern but should more appropriately be based on the assumption of liquidation. Financial statements containing audit reports that contain such going concern language should contain prominent disclosure of the registrant’s viable plans to overcome such difficulties. Please revise your disclosure to include more detailed disclosure of your viable plans to overcome such difficulties or tell us why you believe your current disclosure is adequate. See Section 607.02 of the Financial Reporting Codification.

We acknowledge the Commission’s comment and respectfully believe that our current disclosure on page F-8 is adequate at it provides, as enclosed in the second paragraph supra, a prominent disclosure that the Company’s viability depends on its ability to secure equity and/or debt financing. A disclosure which, additionally, is consistently referred to in the Company’s registration statement.

Management is currently seeking additional sources of capital to fund short term operations. The Company, however, is dependent upon its ability to secure equity and/or debt financing and there are no assurances that the Company will be successful, therefore, without sufficient financing it would be unlikely for the Company to continue as a going concern.

Item 14. Indemnification of Directors and Officers, page II-1

8.  We note your response to comment 21 in our letter dated July 1, 2011. Please file as an exhibit to the registration statement your revised charter that includes a discussion of the indemnification of your director and officer.

We acknowledge the Commission’s comment and have filed as exhibit 99 to the registration statement, our revised charter which includes a discussion of the indemnification of the Company’s director and officer.  In addition, the Company respectfully refers the Commission to the heading Disclosure of Commission Position Of Indemnification for Securities Act Liabilities on, or about, page 28, which refers to our certificate of incorporation, and our bylaws providing for indemnification of our director and officer under Nevada law.

 DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

We have adopted provisions in our certificate of incorporation that limit the liability of our Directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the Nevada General Corporation Law. Nevada law provides that directors of a Company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

*	For any breach of their duty of loyalty to us or our security holders;
*	For acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
*	For unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the Nevada General Corporation Law; or,
*	For any transaction from which the director derived an improper personal benefit.

In addition, our bylaws provide for the indemnification of officers, directors and third parties acting on our behalf, to the fullest extent permitted by Nevada General Corporation Law, if our board of directors authorizes the proceeding for which such person is seeking indemnification (other than proceedings that are brought to enforce the indemnification provisions pursuant to the bylaws).

Exhibit Index, page II-5

9.  It does not appear that an updated consent of M&K CPAS, PLLC was filed as an exhibit. Please file as an exhibit to the registration statement an updated consent of M&K CPAS, PLLC.

We acknowledge the Commission’s comment and have filed, as an exhibit, an updated consent of M&K CPAS, PLLC.

Exhibit 5.1

10.  We note that you initially filed your registration statement on June 3, 2011. Please revise the filing date of the registration statement referenced in the first paragraph.

We acknowledge the Commission’s comment and have revised Exhibit 5.1 to reflect that the Company’s registration statement was filed on June 3, 2011.

Closing Comments

Based on the Company’s amendments to its S-1 filing dated June 3, 2011 and the Company’s responses to the Staff’s comment letters, the Company believes that it has completed its response to the Commissions comments.  Please review this letter and the submissions as stated and advise whether comments will be closed.

Sincerely,

/s/ Larry Adelt
Larry Adelt

President and Chief Executive Officer

ADELT DESIGN, INC.